October 5, 2010

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          TetriDyn Solutions, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
Filed August 16, 2010
File No. 033-19411-C

Dear Mr. Krikorian:

We received your comments to our Form 10-K for the fiscal year ended December 31, 2009, and our Form 10-Q for the fiscal quarter ended June 30, 2010, by mail on September 22, 2010.  We have provided our responses to your comments below.

Form 10-K for the Fiscal Year ended December 31, 2009

Consolidated Balance Sheets, page F-2

1.
Comment:  We note your response to our prior comment number 3 in our letter dated July 21, 2010.  Tell us how you considered ASC 230-10-45-4 related to the difference in cash balance in your cash flow statement to your balance sheet as of December 31, 2008.

Response:  In accordance with ASC 230-10-45-4, we will amend our form 10-K for the fiscal year ended December 31, 2009, to revise the cash flow statement as shown on page 2 below.

TetriDyn Solutions, Inc.
October 5, 2010

TETRIDYN SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2009	2008
Cash Flows from Operating Activities
Net Profit (Loss)	$ 381,442	$ (391,525)
Less: Net profit (loss) from discontinued operations	$ 759,562	$ (383,572)
Loss from Continuing Operations	$ (378,120)	$ (7,953)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities from continuing operations:
Depreciation	13,636	11,187
Loss on disposal of asset	109	-
Common stock issued for services	28,000	50,286
Preferred stock issued for services	53,455
Granted stock options	-	117,235
Changes in operating assets and liabilities:
Accounts receivable	(22,839)	(23,278)
Inventory	(739)	-
Prepaid expenses	(4,361)	(2,261)
Accrued expenses	(26,824)	(12,577)
Accounts payable	118,940	(53,030)
Unearned revenue	(29,801)	5,082
Net Cash Provided by (Used in) Operating Activities from Continuing Operations	(248,544)	84,691
Net Cash Provided by (Used in) Operating Activities from Discontinued Operations	(73,867)	347,740
Net Cash Provided by (Used in) Operating Activities	(322,411)	432,431
Cash Flows from Investing Activities
Purchase of property and equipment	(11,125)	(11,548)
Net Cash Used in Investing Activities from Continuing Operations	(11,125)	(11,548)
Net Cash Used in Investing Activities from Discontinued Operations	-	(286,648)
Net Cash Used in Investing Activities	(11,125)	(298,196)
Cash Flows from Financing Activities
Proceeds from borrowing under notes payable	200,000	-
Principal payments on notes payable	(99,837)	(205,255)
Net Cash Provided by (Used in) Financing Activities from Continuing Operations	100,163	(205,255)
Net Cash Provided by (Used in) Financing Activities from Discontinued Operations	-	-
Net Cash Provided by (Used in) Financing Activities	100,163	(205,255)
Net Increase in Cash	(233,373)	(71,020)
Cash at Beginning of Period	77,914	148,934
Cash at End of Period	$ (155,459)	$ 77,914

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$ -	$ -
Cash paid for interest expense and lines of credit	$ 28,172	$ 31,425

See the accompanying notes to consolidated financial statements.

TetriDyn Solutions, Inc.
October 5, 2010

Notes to Consolidated Financial Statements

Note 6 – Variable Interest Entities, page F-14

2.
Comment:  We are considering your response to our prior comment number 1.  Tell us how you considered disclosing the facts and assumptions that you considered to determine to change from the VIE consolidation method of accounting for SouthFork to the cost method of accounting.

Response:  We will amend our form 10-K for the fiscal year ended December 31, 2009, to revise the third paragraph of Note 6 – Variable Interest Entities as follows:

For the year ended December 31, 2008, the Company concluded that Southfork met the definition of a VIE because the Company had an agreement with Southfork to fully manage and control the financial direction of Southfork and is the primary beneficiary of its operations.  However, effective September 30, 2009, the Company concluded that Southfork no longer met the definition of a VIE because the Company was not in management or control of the financial direction of Southfork; the Company was also no longer the primary beneficiary of Southfork’s operations.  Effective September 30, 2009, the Company changed from the VIE consolidation method of accounting for Southfork to the cost method of accounting for its investment in the Southfork securities, based on guidance from FASB ASC 323, which provides direction to demonstrate proof of inability to exercise significant influence, including, but not limited to, the majority ownership of the investee being concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.  Although the Company owned 39.2% of Southfork, the three remaining Southfork board members collectively represented 54.9% of Southfork’s ownership.

The Company’s gain on disposal of discontinued operations associated with Southfork was determined using the fair value of the assets and liabilities upon deconsolidation.  Southfork had a negative net worth as of the date of deconsolidation on September 30, 2009; the Company, therefore, realized a gain from the disposal of those liabilities.  Southfork continued to have a net loss in the fourth quarter of 2009; therefore, there were no additional losses recorded under the cost method of accounting.

3.
Comment:  We note your response to our prior comment number 4 in our letter dated July 21, 2010.  Tell us how you considered disclosing how you determined the gain on your disposal of discontinued operations.  Refer to ASC 810-10-50-1B.

Response:  In accordance with ASC 810-10-50-1B, we will amend our form 10-K for the fiscal year ended December 31, 2009, to revise the third paragraph of Note 6 – Variable Interest Entities as provided above (please note that the third paragraph will be separated into two paragraphs).

TetriDyn Solutions, Inc.
October 5, 2010

Form 10-Q for the Quarterly Period ended June 30, 2010

Item 4T:  Controls and Procedures, page 15

4.
Comment:  We note your response to our prior comment number 3 that you intend to add an additional sentience to your last paragraph under Item 4T.  However, your revision should be made in the first paragraph that contains your conclusion of the effectiveness of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  Similar concerns apply to your proposed revision in your Form 10-Q for the quarterly period ended March 31, 2010.

Response:  We will amend the forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, so that the last sentence of the first paragraph of Item 4T reads as follows:

Based upon that evaluation, our Certifying Officers concluded that, as of <date>, our disclosure controls and procedures were effective and provide reasonable assurance of achieving their objective.

In responding to your comments, we acknowledge the following:

•	TetriDyn is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TetriDyn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions.

Sincerely,

/s/ David W. Hempstead
David W. Hempstead
President and Chief Executive Officer